EXHIBIT 99.1

Equinox Gold Appoints Dr. Sally Eyre to Board of Directors

VANCOUVER, BC, Nov. 2, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to announce that Dr. Sally Eyre will be joining the Company's Board of Directors effective immediately.

Dr. Eyre is a mining finance professional with extensive experience in global resource capital markets and mining operations. She has held executive positions with a number of Canadian resource companies including serving as Senior Vice President, Operations at Endeavour Mining, responsible for a portfolio of resource exploration, development and production projects throughout West Africa, as President and Chief Executive Officer of Etruscan Resources, a gold company with producing assets in West Africa, and as Director of Business Development for Endeavour Financial. Dr. Eyre has a Ph.D. in Economic Geology from the Royal School of Mines, Imperial College, London.

The Company also announces that Mr. Peter Marrone has stepped down from Equinox Gold's Board of Directors as of October 31, 2020. Mr. Marrone continued onto the Equinox Gold Board of Directors following the Company's merger with Leagold Mining in March 2020, serving as a director during the transition period and until a suitable replacement could be found.

Christian Milau, CEO and a Director of Equinox Gold, commented: "Sally is a tremendous addition to Equinox Gold's Board of Directors, bringing a wide range of global operations, technical, capital markets and corporate leadership experience. On behalf of the Equinox Gold team and Board of Directors, I welcome Sally to the Board and also thank Peter Marrone for his support and contributions this year."

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2020/02/c8982.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer; Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 07:30e 02-NOV-20